

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2024

Heidy King-Jones
Chief Legal Officer
Spyre Therapeutics, Inc.
221 Crescent Street
Building 23, Suite 105
Waltham, MA 02453

   Re: Spyre Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed September 6, 2024
     File No. 333-281975

Dear Heidy King-Jones:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tamika Sheppard at 202-551-8346 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Branden Berns